FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

18 May 2026

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

HSBC Holdings plc (the 'Company') is pleased to announce that all of the conditions precedent under the securities terms agreement between the Company and the underwriters listed therein dated 11 May 2026 (the 'Securities Terms Agreement') in relation to the Company's previously announced issuance of perpetual subordinated contingent convertible securities have been satisfied (or where permitted, waived). The US$1,500,000,000 6.750% Perpetual Subordinated Contingent Convertible Securities (Callable During Any Optional Redemption Period) (ISIN US404280FR58) (the 'Securities') were issued on 18 May 2026 in accordance with the terms of the Securities Terms Agreement.

Application has been made to The Irish Stock Exchange plc trading as Euronext Dublin ('Euronext Dublin') for the Securities to be admitted to the Official List and to trading on the Global Exchange Market of Euronext Dublin.

Investor enquiries to:
Greg Case	Tel: +44 (0) 20 7992 3825	e-mail: investorrelations@hsbc.com
Media enquiries to:
Press Office	Tel: +44 (0) 20 7991 8096	e-mail: pressoffice@hsbc.com

Disclaimers

The offering was made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the 'SEC'). The offering was made solely by means of a prospectus supplement and accompanying prospectus which have been filed with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by writing or telephoning us at either of the following addresses:

Group Company Secretary
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel: +44 20 7991 8888

HSBC Holdings plc
c/o HSBC Bank USA, National Association
66 Hudson Boulevard East, 545W9,
New York, New York, 10001
Attn: Company Secretary
Tel: +1 212 525 5000

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Securities. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the US. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are complex financial instruments with a high degree of risk. They are not a suitable or appropriate investment for all investors, especially retail investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities. Potential investors in the Securities should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein).

a.         In the United Kingdom ('UK'), the UK Financial Conduct Authority ('FCA') Conduct of Business Sourcebook ('COBS') requires, in summary, that the Securities should not be offered or sold to retail clients (as defined in COBS 3.4, and each, a 'retail client') in the UK.

b.         Some or all of the underwriters are required to comply with COBS.

c.         By purchasing, or making or accepting an offer to purchase, any Securities (or a beneficial interest in such Securities) from the Company and/or the underwriters, each prospective investor represents, warrants, agrees with and undertakes to the Company and each of the underwriters that:

i.     it is not a retail client in the UK; and

ii.    it will not sell or offer the Securities (or any beneficial interests therein) to retail clients in the UK or communicate (including the distribution of the prospectus supplement and the accompanying prospectus for the issuance of the Securities) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the UK.

d.        In selling or offering Securities or making or approving communications relating to the Securities, each prospective investor may not rely on the limited exemptions set out in COBS.

e.        Potential investors in the Securities should also inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein).

The obligations set out above are in addition to the need to comply at all times with other applicable laws, regulations and regulatory guidance (whether inside or outside the European Economic Area ('EEA') or the UK) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), whether or not specifically mentioned in the prospectus supplement or the accompanying prospectus for the issuance of the Securities including (without limitation) any requirements under MiFID II or the UK FCA Handbook as to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) for investors in any relevant jurisdiction. By purchasing, or making or accepting an offer to purchase, any Securities (or a beneficial interest in such Securities) from the Company and/or the underwriters each prospective investor represents, warrants, agrees with and undertakes to the Company that it will comply at all times with all such other applicable laws, regulations and regulatory guidance.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company and/or the underwriters the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

PRIIPs Regulation-Prohibition of sales to EEA retail investors - The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the 'PRIIPs Regulation') for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Prohibition of sales to UK retail investors - The Securities are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook ("DISC") for offering, selling or distributing the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

For and on behalf of
HSBC Holdings plc
Angela McEntee
Group Company Secretary

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,306bn at 31 March 2026, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 18 May 2026